EXHIBIT 4.20

BRIDGE LOAN AGREEMENT

July 30, 2012

AMERICAN BIO MEDICA CORPORATION

122 Smith Road

Kinderhook, New York 12106

RE: Bridge Loan Agreement

Dear Mr. Cipkowski:

In reference to the pending offering for the extension of $750,000 in existing debt (the “Existing Debt”) of American Bio Medica Corporation, a New York corporation (“ABMC ” or the "Company”) for which the Company has engaged Cantone Research, Inc. (“CRI” or the “Placement Agent”) to act as the Company’s exclusive Placement Agent (the “Offering”), the purpose of this letter is to define the terms of a proposed bridge loan (the “Bridge Loan”) from Cantone Asset Management LLC (“CAM”) to cover any amounts of Existing Debt held by investors who do not wish to extend under the Offering (“Non-Consenting Holders”), and for working capital purposes, in the amount of $150,000. All terms used in this agreement (the “Agreement”) and not defined shall have the same meaning as in the placement agent agreement between the Company and CRI of even date (the “Placement Agreement”).

Upon acceptance, (indicated by your signature below), this Agreement will confirm the terms of the bridge loan between CAM and the Company.

1.          The Bridge Loan.

(a)          On the basis of the representations, warranties and covenants contained in this Agreement, and subject to the terms and conditions of this Agreement, CAM agrees to provide the Bridge Loan to the Company in an amount of $150,000 and the Company agrees to accept the Bridge Loan.

(b)          CAM will use the proceeds of the Bridge Loan to directly repay the Non-Consenting Holders, with the balance to be sent to the Company for working capital purposes.

2.            Repayment.

(a)          The Company will repay the Bridge Loan as required under the related promissory note (the “Note”), a form of which is attached as Exhibit A. The maturity date of the Note will be August 1, 2013 (the “Maturity Date”). The Note will bear simple annual interest in advance of 15% (“Interest”), all of which shall be considered due and payable in accordance with the terms of the Note. The Note shall contain all customary terms and conditions, including events of default and remedies upon default.

(b)          In addition to the Interest, upon the funding of the Bridge Loan, the Company will issue CAM restricted common stock of the Company equal to 10% of the principal amount of the Note at a value of $0.17 per share (the “Stock Compensation”). Failure to issue the Stock Compensation shall constitute an event of default under the Note.

(c)          The Parties expect that the Company will repay principal and Interest on the Bridge Loan from the proceeds of a proposed issuance of up to $2 Million in Company senior debt (the “Subsequent Financing”). Repayment of the Bridge Loan is based on the terms and conditions of this Agreement and the Note and shall not be affected by the success or lack thereof of any Subsequent Financing.

(d)          Change in Control Premium. If the Company is involved in a “change in control” (such as a merger or acquisition) at any time before the Company repays the Bridge Loan in full, the holder of the Note will receive a premium of 30% of the outstanding principal on the Note.

3.           Maturity. The Company will repay the principal and Interest on the Note on or before the Maturity Date. If the Company successfully completes the Subsequent Financing in any amount, the Company will repay the Bridge Loan from the Subsequent Financing.

4.           Governing Law; Jurisdiction; Waiver of Jury Trial. This Agreement will be governed as to validity, interpretation, construction, effect and in all other respects by the internal law of the State of New Jersey. The Company and CAM each (i) agree that any legal suit, action or proceeding arising out of or relating to this Agreement shall be instituted exclusively in the state courts with jurisdiction in Monmouth County, New Jersey, or in the United States District Court for the District of New Jersey, (ii) waives any objection to the venue of any such suit, action or proceeding, and the right to assert that such forum is an inconvenient forum, and (iii) irrevocably consents to the jurisdiction of the New York State Supreme Court, County of Albany, and the United States District Court for the Northern District of New York in any such suit, action or proceeding. The Parties hereby expressly waive all rights to trial by jury in any suit, action or proceeding arising under this Agreement.

5. Representations and Warranties.

The Company and each of its subsidiaries respectively represent and warrant that:

(a) it has full right, power and authority to enter into this Agreement and to perform all of its obligations hereunder;

(b) this Agreement has been duly authorized and executed and constitutes a legal, valid and binding agreement of such party enforceable in accordance with its terms; and

(c) the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby does not conflict with or result in a breach of (i) such party’s certificate of incorporation or by-laws or (ii) any agreement to which such party is a party or by which any of its property or assets is bound.

6.           Validity. This Agreement contains the entire agreement between the Parties. No party has made any statement, agreement or representation, either oral or written, in connection herewith, modifying, adding or changing the terms and conditions herein set forth. No present or past dealings between the parties shall be permitted to contradict or modify the terms hereof. No modification of this Agreement shall be binding unless such modification is in writing and signed by the parties hereto. In case any term of this Agreement will be held invalid, illegal or unenforceable, in whole or in part, the validity of any of the other terms of this Agreement will not in any way be affected thereby.

7.           Counterparts. This Agreement may be executed in counterparts and each of such counterparts will for all purposes be deemed to be an original, and such counterparts will together constitute one and the same instrument.

8.           Notices. All notices will be in writing and will be effective when delivered in person or sent via facsimile and confirmed by letter, to the Party to whom it is addressed at the following addresses or such other address as such Party may advise the other in writing (copies shall not constitute notice):

If to the Company:

AMERICAN BIO MEDICA CORPORATION

122 Smith Road

Kinderhook, New York 12106

ATTN: Corporate Secretary/Chief Compliance Officer

Telephone: 518-758-8158

Facsimile: 518-758-8171

Email: mdwaterhouse@abmc.com

with a copy (which shall not constitute notice) to:

NOLAN & HELLER, LLP

39 N. Pearl Street

Albany, New York 12207

ATTN: Richard L. Burstein, Esq.

Telephone: 518-449-3300

Facsimile: 518-432-3123

Email: rburstein@nolanandheller.com

To the Placement Agent

Cantone Research Inc.

766 Shrewsbury Ave

Tinton Falls, NJ 07724

Telephone: 732-450-3500

Facsimile: 732-450-3520

Attention: Anthony Cantone

With a copy (which will not constitute notice) to:

Christopher P. Flannery, Esq.

4 Hillman Drive

Suite 104

Chadds Ford, PA 19317

Telephone: 610-361-8016

Facsimile: 610-558-4882

Very truly yours,

CANTONE RESEARCH, INC.

By:	/S/ Anthony Cantone
Anthony Cantone, President

Agreed to and accepted this 30th day of July, 2012

AMERICAN BIO MEDICA CORPORATION

By:	/S/ Melissa A. Waterhouse
Melissa A. Waterhouse
EVP, Chief Compliance Officer
Corporate Secretary